===============================================================================

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                            Daniel Industries, Inc.
                           (Name of Subject Company)

                              Emersub LXXIV, Inc.
                                   (Bidder)

                         a wholly-owned subsidiary of
                             Emerson Electric Co.

                         Common Stock, $1.25 Par Value
                        (Title of Class of Securities)

                            -----------------------

                                  236235-10-7
                     (CUSIP Number of Class of Securities)

                            -----------------------


                            W. Wayne Withers, Esq.
             Senior Vice President, General Counsel and Secretary
                             Emerson Electric Co.
                          8000 West Florissant Avenue
                        St. Louis, Missouri 63136-8506
                                (314) 553-2000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of Bidder)

                            -----------------------

                                With Copies to:

                            Phillip R. Mills, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                                (212) 450-4000


                           CALCULATION OF FILING FEE
     Transaction Valuation*                Amount of Filing Fee**
          $457,203,440                            $91,441
================================= ===================================
* Calculated by multiplying $21.25, the per share tender offer price, by 21,515,456, which represents (i) the sum of the number of shares of common stock outstanding on May 11, 1999 plus (ii) the 2,032,868 shares of common stock subject to stock options.
**   Calculated as 1/50 of 1% of the transaction value.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________       Filing Party: _____________________
Form or Registration No.: ___________       Date Filed: _______________________
===============================================================================

CUSIP No.  236235-10-7             14D-1                      Page 1 of 2 Pages


1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         EMERSON ELECTRIC CO.
         IRS IDENTIFICATION NO. 43-0259330

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                  (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC; OO; BK

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         MISSOURI

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         NONE

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%

10.      TYPE OF REPORTING PERSON
         CO

CUSIP No.  236235-10-7             14D-1                      Page 2 of 2 Pages


1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. ABOVE PERSONS (ENTITIES ONLY)
         EMERSUB LXXIV, INC.

         IRS IDENTIFICATION NO. 43-1850428

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
                                                                  (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(e) OR 2(f)                                             [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         NONE

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                       [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0%

10.      TYPE OF REPORTING PERSON
         CO

Item 1.   Security and Subject Company

     (a) The name of the subject company is Daniel Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 9753 Pine Lake Drive, Houston, Texas 77055.

     (b) This statement relates to the offer by Emersub LXXIV, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Emerson Electric Co., a Missouri Corporation ("Parent"), to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of the Company, including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 ("Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market is set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background

     (a)-(d) and (g) This Statement is filed by Parent and Purchaser. The information set forth under "Introduction", Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) Neither Parent, Purchaser, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations With the Subject Company

     (a) and (b) The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser and Parent", Section 10
"Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Section 11 "Purpose of the Offer; Plans for the Company; Merger Agreement and Other Arrangements" in the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration

     (a) and (b) The information set forth under Section 9 "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

     (a)-(e) The information set forth under "Introduction", Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Section 11 "Purpose of the Offer; Plans for the Company; Merger Agreement and Other Arrangements" in the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth under Section 12 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

(a)-(b) The information set forth under "Introduction" and Section 8 "Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

     The information set forth under "Introduction", Section 7 "Certain Information Concerning the Company", Section 8 "Certain Information Concerning Purchaser and Parent", Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Section 11 "Purpose of the Offer; Plans for the Company; Merger Agreement and Other Arrangements" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to Be Compensated

     The information set forth under "Introduction" and Section 17 "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

     The information set forth in Section 8 "Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

Item 10.  Additional Information

     (a) Not applicable.

     (b)-(c) The information set forth under Section 16 "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under Section 12 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in the Introduction and Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of May 12, 1999 among Parent, Purchaser and the Company, copies of which appear as Exhibits
(a)(1), (a)(2) and (c)(1), respectively, hereto, is incorporated herein by reference.

Item 11.  Material to Be Filed as Exhibits


(a)(1)    Offer to Purchase dated May 18, 1999.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4) Letter from Morgan Stanley Dean Witter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on May 18, 1999.

(a)(8)    Text of Press Release issued by Emerson Electric Co. on May 13, 1999.

(a)(9)    Text of Press Release issued by Emerson Electric Co. on May 18, 1999.

(b)       Not applicable.

(c)(1) Agreement and Plan of Merger dated as of May 12, 1999 by and among Emerson Electric Co., Emersub LXXIV, Inc. and Daniel Industries, Inc.

(c)(2) Stock Option Agreement dated as of May 12, 1999 between Daniel Industries, Inc. and Emerson Electric Co.

(c)(3) Confidentiality Agreement dated as of April 1, 1999 between Daniel Industries, Inc. and Emerson Electric Co.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 18, 1999                 EMERSON ELECTRIC CO.



                             By: /s/ Robert M. Cox, Jr.
                                 -------------------------------------
                                 Name:  Robert M. Cox, Jr.
                                 Title: Senior Vice President - Acquisitions
                                        and Development

                             EMERSUB LXXIV, INC.



                             By: /s/ Robert M. Cox, Jr.
                                 -------------------------------------
                                 Name:  Robert M. Cox, Jr.
                                 Title: Vice President

                                EXHIBIT INDEX


Exhibit No.

(a)(1)    Offer to Purchase dated May 18, 1999.

(a)(2)    Letter of Transmittal.

(a)(3)    Notice of Guaranteed Delivery.

(a)(4) Letter from Morgan Stanley Dean Witter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Summary Advertisement as published in The Wall Street Journal on May 18, 1999.

(a)(8)    Text of Press Release issued by Emerson Electric Co. on May 13, 1999.

(a)(9)    Text of Press Release issued by Emerson Electric Co. on May 18, 1999.

(b)       Not applicable.

(c)(1) Agreement and Plan of Merger dated as of May 12, 1999 by and among Emerson Electric Co., Emersub LXXIV, Inc. and Daniel Industries, Inc.

(c)(2) Stock Option Agreement dated as of May 12, 1999 between Daniel Industries, Inc. and Emerson Electric Co.

(c)(3) Confidentiality Agreement dated as of April 1 1999, between Daniel Industries, Inc. and Emerson Electric Co.